SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2002

                                     QSC AG
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               (Exact name of registrant as specified in charter)

                                    QSC Corp
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                 (Translation of registrant's name into English)

                                     Germany
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                         (Jurisdiction of organization)

               Mathias-Bruggen Strasse 55, 50829 Cologne, Germany
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                    (Address of principal executive offices)

Registrant's telephone number, international: +011-49-221-6698-837
                                              --------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F    X            Form 40-F
                                  -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No   X
                      ----                  ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of QSC AG, dated December 13, 2002, in connection with the Company's acquisition of Ventelo GmbH.




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          QSC ACQUIRES VENTELO AND ACCELERATES ITS MIGRATION TOWARDS A
                    FULL SERVICE TELECOMMUNICATION PROVIDER


     Cologne, December 13, 2002. QSC, a professional DSL provider based in Cologne (Neuer Markt: QSC, German security number: 513700), announced today that it had signed a binding contract with the Ventelo Europe Group to acquire 100% of the share capital of Ventelo GmbH as of December 13, 2002. The transaction is expected to close on December 19, 2002.

     Ventelo, based in Dusseldorf, is a nationwide voice carrier providing business customers with voice services and employing 126 people. In the six months starting April 1, 2002 ending September 30, 2002, Ventelo generated revenues well over EUR 25 million and is already cash flow positive.

     QSC pays a purchase price up to EUR 13 million in two tranches. The exact purchase price depends on certain financial assumptions to be verified in Ventelo's audited accounts for 2002. Even on a consolidated basis, QSC continues to plan on reaching EBITDA break even during 2003 and cash flow break even during 2004.

     Through the acquisition, QSC will expand its range of telecommunication services for business customers by adding Ventelo's voice services. Ventelo offers its voice services such as direct access, pre-select, call-by-call and value-added services to small and medium sized enterprises as well as large corporations. As a result of the acquisition, both companies will benefit from complementary product and service portfolios which will enable QSC almost immediately to offer integrated telecommunications solutions to the business customer. QSC operates its own broadband network in 46 cities with almost 900 central offices. Access to QSC's local loop network coverage in these cities will allow Ventelo to increase its direct market access to many new locations.


For further information:

QSC AG
Claudia Zimmermann
Corporate Communication
Mathias-Bruggen-Str. 55
50829 Cologne
Telephone:        +49-221-6698-235
Facsimile:        +49-211-6698-289
Email:            presse@qsc.de

Note: This ad hoc announcement contains forward-looking statements pursuant to the US "Private Securities Litigation Act" of 1995. These forward-looking statements are based on current expectations and forecasts of future events by the management of QSC AG. Due to risks or mistaken assumptions, actual results may deviate substantially from those made in such forward-looking statements. The assumptions that may involve material deviations due to unforeseeable developments include, but are not limited to, the demand for our products and services, the competitive situation, the development, dissemination and technical performance of DSL technology and its prices, the development and dissemination of alternative broadband technologies and their respective prices, changes in respect of telecommunications regulation, legislation and adjudication, prices and timely availability of essential third-party services and products, the timely development of additional marketable value-added services, the ability to maintain and enlarge upon marketing and distribution agreements and to conclude new marketing and distribution agreements, the ability to obtain additional financing in the event that management's planning targets are not attained, the punctual and full payment of outstanding debts by sales partners and resellers of QSC AG, and the availability of sufficient skilled personnel.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             QSC AG

Date:  December 18, 2002                     By:  /s/ Dr. Bernd Schlobohm
                                                --------------------------------
                                                Name:  Dr. Bernd Schlobohm
                                                Title: Chief Executive Officer


                                             By:  /s/ Markus Metyas
                                                --------------------------------
                                                Name:  Markus Metyas
                                                Title: Chief Financial Officer